Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

RESIGNATION OF INDEPENDENT DIRECTOR
AND
CHANGE OF COMPOSITION OF BOARD COMMITTEES

RESIGNATION OF INDEPENDENT DIRECTOR

The board (the “Board”) of directors (the “Director(s)”) of Baozun Inc. (the “Company”) announces that Ms. Bin Yu (“Ms. Yu”) has resigned as an independent Director, the chairman of the audit committee (the “Audit Committee”) and a member of each of the compensation committee (the “Compensation Committee”) and the nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”) of the Company with effect from May 11, 2023, as she will join the Company as a consultant. Ms. Yu has confirmed that she has no disagreement with the Board and there is no matter in relation to her resignation that needs to be brought to the attention of the shareholders of the Company and The Stock Exchange of Hong Kong Limited.

The Board would like to take this opportunity to express its gratitude to Ms. Yu for her invaluable contributions to the Company during her tenure of office and extend its warm welcome to Ms. Yu for her new role in the Company.

CHANGE OF COMPOSITION OF BOARD COMMITTEES

The Board further announces that with effect from May 11, 2023, (i) Mr. Benjamin Changqing Ye (“Mr. Ye”), an independent Director, was re-designated from a member of the Audit Committee to the chairman of the Audit Committee; (ii) Mr. Ye was appointed as a member of each of the Compensation Committee and the Nominating and Corporate Governance Committee; (iii) Mr. Steve Hsien-Chieng Hsia (“Mr. Hsia”), an independent Director, was appointed as a member of the Audit Committee.

The Board would like to extend its warm welcome to Mr. Ye and Mr. Hsia for their additional roles in the Board.

By order of the Board
Baozun Inc.
Vincent Wenbin Qiu
Chairman

Hong Kong, May 11, 2023

As of the date of this announcement, our Board comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Mr. Satoshi Okada and Ms. Yang Liu as directors, and Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent Directors.

* For identification purposes only

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